Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

May 12, 2014	NR 11 - 2014

Avrupa drills 5.5 meters of massive sulfides, 650 meters from initial VMS intercept at Sesmarias, Alvalade JV Project, Portugal.

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SES008, a 650-meter step-out NW from SES002, intersects 5.5 meters of massive sulfide mineralization assaying, 1.17 ppm gold, 36.8 ppm silver, and including 5.0 meters @ 0.64% Copper, 0.94% Lead, and 1.54% Zinc

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SES006, a 50-meter step-out NW from SES002, intersects 1.5 meters of VMS mineralization @ 1.66% Copper, 2.3% Lead, 3.66% Zinc, and 54 ppm Silver

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Drilling indicates potential for a large sized VMS system

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Antofagasta commits to fund further drilling on the Alvalade Project, commencing in early June, 2014.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce results for the recently-completed drilling phase at the Sesmarias location on the Alvalade Joint Venture project in the Iberian Pyrite Belt of Portugal.  The Alvalade project is operated by Avrupa and funded by a wholly-owned subsidiary of Antofagasta plc (“Antofagasta”).

Avrupa and Antofagasta drilled eight holes in the Sesmarias area, including seven in the immediate vicinity of the initial Sesmarias massive sulfide intersection, for a total of 1,961 meters in the general target area.  Results of JV drilling clearly indicate the potential for a large-scale mineralized system.

Ongoing review of historic drilling around the peripheries of the present program supports this idea, and suggests an immediate target area of over 2,500 meters in strike length for the next phase of drilling.  The following figures outline the Sesmarias massive sulfide system target area.  Key points to take from the figures include:

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The large scale of the Sesmarias system, with previously-documented sulfide mineralization around the peripheries of the present target area;

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Comparison of the size of the potential Sesmarias system to the size of the giant Neves-Corvo system, located 50 kilometers southeast of Sesmarias and presently mined by Lundin Mining Company;

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Historic drilling completely missed the actual target rock package, leaving

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A 2,500-meter strike length of never-before-been drilled target area at Sesmarias.

Sesmarias Target Overview
Drillhole interpretation projected to the top of bedrock (~100 meters of young cover rocks)
Sulfide Veins to Semi-Massive
SES008 Massive Sulfide
SES002 - SES007 Massive Sulfide
8
6
5
2
3
7
4
Legend
Historic Holes
2014 Holes
Mineralization
Gravimetric High (paleotopography)
Magnetic High (mafic flows)
Fault
Hangingwall Sedimentary Rocks
Hangingwall Volcanic Rocks
Target Package
Footwall Mafic Rocks
Kilometers
0
0.25
0.5
1
N

VS trends within the Alvalade license
Caveira
Lousal
Aljustrel
Legend
Mines
2014 Holes
Sesmarias
Alvalade JV
Young Cover
VS Trends

The sub-horizontal Neves Corvo mineral deposit for comparison
SES008
SES002 - SES007
SES001
Legend
2014 Holes
Neves
Fault
HW Sedimentary Rocks
HW Volcanic Rocks
Target Package
FW Mafic Rocks
Kilometers

AVRUPA MINERALS

Sesmarias Target - Alvalade JV, Portugal

Ongoing exploration to discover a Neves Corvo-size massive sulfide system

ANTOFAGASTA MINERALS

Figure 1.  General location and overview of the Sesmarias area.  The target area is located approximately seven kilometers south, along trend, of the historic Lousal Mine, and approximately 50 kilometers northwest, along trend, of the operating Neves-Corvo Mine.  In addition, Sesmarias is located 22 kilometers WNW of the operating Aljustrel Mine, located on a separate important mineral trend in the Portuguese portion of the Iberian Pyrite Belt.

Important analytical results from sampling of massive, semi-massive, and stockwork sulfide mineralization are summarized in the table below.  Four of the seven holes intersected massive sulfide mineralization at variable depths below the surface. Massive sulfide mineralization in three of those holes was sent to the lab for geochemical analyses (SES002, SES006, and SES008).  A detailed in-house study of the SES003 massive sulfide mineralization was completed using a hand-held XRF (x-ray fluorescence) analytical tool, and XRF studies of SES004, SES005, and SES007 are presently underway. The XRF results are considered informative and scientifically supportive to the study and interpretation of the Sesmarias system, but should not be confused with analytical results obtained from an accredited assay laboratory. The XRF study of SES003 indicated similar VMS mineralization to that of SES002, which was approximately six meters away at the intersection of mineralization at depth.

Geochemical and geological results from all the work, to date, indicate that massive sulfide mineralization at Sesmarias is hosted within a specific package of black shale rocks located within the general volcanic-sedimentary rock sequence where mineralization in the Pyrite Belt is typically found.  The sulfide mineralization is fault-bound at both the upper and lower boundaries, suggesting that mineralization could be cut-off and moved laterally along strike, and/or vertically along dip, making exploration and delineation of a potential deposit difficult.  However, successful identification of the target host package in this phase of the drilling is a significant and positive step forward for exploration in the Sesmarias area, and for other target locations within the Alvalade Joint Venture license.

Sesmarias intercepts and drill hole summaries:

Hole ID	Total Depth	Description
SES008	334.1 meters

Hole intersected 5.5 meters of massive sulfide mineralization and 27.6 meters of sulfides + black shales.  Massive sulfide mineralization cut off by faulting at 309.1 meters depth.  Additional, weak massive sulfide mineralization located between 276 and 303.6 meters.

Massive sulfide mineralization @ 303.6 - 309.1 meters, total of 5.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
5.5 meters (303.6-309.1) @	1.17	36.8
incl 3 meters (306.1-309.1) @	1.62	41.8

5.5 meters (303.6-309.1) @		0.59	0.88	1.41	0.045	0.01
incl 5 meters (304.1-309.1) @		0.64	0.94	1.54	0.046	0.011
incl 3.5 meters (304.1-307.6) @				2.05

SES007	279.7 meters	Hole intersected wide fault zone at 206 - 222 meters at predicted depth of potential massive sulfide mineralization; massive sulfide fragments observed in fault zone; no analyses

SES006	253.1 meters	Hole intersected 1.5 meters of massive sulfide mineralization at 208.6 - 210.1 meters, but cut off by fault, as in SES007.
Massive sulfide mineralization @ 208.6 - 210.1 meters, total of 1.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
1.5 meters (208.6-210.1) @	0.22	54	1.66	2.3	3.66	0.091	0.1

SES005	320.3 meters	Strong sulfides and stockwork at predicted depth of potential massive sulfide mineralization, but zone appears to be cut by faulting, as in SES006 and SES007

SES004	183.9 meters	Hole collared underneath and drilled into the footwall of the Sesmarias system

SES003	160.2 meters

Vertical hole intersected 13.1 meters of massive sulfide miner-alization.  However, the top of the intercept is located only six meters from the top of the SES002 mineral intercept and was not sampled by geochemical assay methods.  The hole was used, however, for geophysical studies of the mineralization.  XRF analytical results confirmed SES002 geochemical results.

SES002	274.7 meters	Initial intercept, as reported in earlier news release
Total mineralization zone @ 151.65 - 168.50 meters, total of 16.85 meters
SULFIDE TYPE	From-To	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive: 7.95 meters	151.65-159.60	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork: 2.9 m	159.60-162.50	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL	10.85 meters	1.81	75.27	2.57	4.38	0.13	0.075
	From-To	Cu ppm	Ag ppm	Pb ppm	Zn ppm		Co ppm
Weak/moderate stockwork: 6 m	162.50-168.50	4514	10.57	1886	4838		528

Note that at this time, true widths of the sulfide intercepts cannot be determined with the information presently available.

Plans for the next phase of exploration include 2,700 to 3,000 meters of drilling, with the first part of the program planned for potential extension of the Sesmarias system in both northwest and southeast directions, as well as for in-fill drilling between the SES006 and SES008 drill holes. This drilling program will commence in early June and should be completed in August, 2014.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented:  “We are extremely excited about the Sesmarias potential.  It appears possible that the Sesmarias area can host a large mineralization system, containing valuable concentrations of copper, zinc, lead, and silver, and potentially local concentrations of gold, tin, and cobalt.  Further work is clearly justified, and Antofagasta has stepped up to fund further progress for the exploration program at Sesmarias, and on the Alvalade Project in general.  We are looking forward to the startup of the next phase of drilling, scheduled for mid-June.”

Notes on analytical methods and quality control.  All samples were sent to the ALS Minerals sample preparation facility in Seville, Spain.  ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland.  In the main massive sulfide zones, total copper, silver, lead, zinc, and cobalt results were obtained using a metals’ extraction method developed specifically for analysis of massive sulfide mineralization.  This includes metals’ digestion by strong oxidizing agents, followed by analysis using the industry-standard technique of inductively coupled plasma – atomic emission spectroscopy (ICP-AES).  Total tin results were obtained using a lithium borate fusion with the addition of a strong oxidizing agent, and followed by x-ray fluorescence (XRF) analysis, performed in the ALS Minerals laboratory located in Vancouver, Canada.  In the lower anomalous zone of SES002, all metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals, with the exception of tin, which was not re-analyzed due to low levels.  In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own standard, internal QA/QC from results generated by the systematic inclusion of certified reference materials, blank samples, and field duplicate samples. The analytical results from the quality control samples in the Sesmarias work orders have been evaluated, and conform to industry best-practice standards.

Antofagasta plc is listed on the London Stock Exchange, is a constituent of the FTSE-100 Index, and has significant mining interests in Chile.  Antofagasta plc operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2013 was 721,200 tonnes of copper, 9,000 tonnes of molybdenum, and 293,800 ounces of gold.  Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend;

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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